NEWS RELEASE

INTEROIL RECOVERS OIL FROM FIRST DRILL STEM TEST IN
ANTELOPE-1 SIDE TRACK

April 6, 2009 — InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today announced the recovery of oil and oil emulsion from the Antelope-1 side track.  Initial laboratory readings indicate that the oil is approximately 44° API gravity.  During Drill Stem Test (DST) #8, a limited amount of oil and drilling fluid were recovered from an interval of 7,809 feet (2,380 meters) to the current total depth (TD) at 7,930 feet (2,416 meters).  The side-track is in close proximity to the original Antelope-1 well bore, which was cemented from total depth at 8,892 feet (2,710 meters) to 7,727 feet (2,355 meters).

Analysis of the test pressure data, oil and oil emulsion by third parties is in progress.  The Company is in the early stages of evaluation and has not yet determined any approximate volume, and in particular whether oil volumes would be sufficient to be commercially exploitable.  No assurances can be given as to whether there will be sufficient volumes, that oil will ultimately be recoverable or of any future oil production.

The Company is continuing to test the lower sections of the Antelope reservoir to further its understanding of the nature and volume of oil in the reservoir and complete the original objective of testing for higher condensate-to-gas ratios at the base of the gas column.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed testing activities to be undertaken. In particular, this press release contains forward looking statements concerning testing activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions at oil and gas prices in effect at the time of the estimate, without future escalation.  InterOil includes in this press release information on an oil find, that the SEC's guidelines strictly prohibit InterOil from including in filings with the SEC.  Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release